575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax
Daren R. Domina daren.domina@kattenlaw.com 212.940.6517 direct 212.894.5517 fax

March 30, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Mr. John Yoder, Senior Counsel

Re:	The Zweig Fund Inc.—SEC File No. 811-04739
The Zweig Total Return Fund, Inc.—SEC File No 811-05620

Dear Mr. Yoder:

On behalf of The Zweig Fund, Inc. and The Zweig Total Return Fund, Inc. (“ZTR”) (collectively, the “Funds”), as discussed, please see below responses to the staff’s questions and comments with respect to the joint Preliminary Proxy Statement (the “Proxy Statement”) for the Funds. We have numbered the items below for ease of reference.

1.	Proposals for 2011 Meeting

With respect to the question regarding Rule 14a5(e), requiring disclosure of (1) the deadline for submitting shareholder proposals for inclusion in the registrant’s proxy statement and form of proxy for the registrant’s next annual meeting, and (2) the date after which notice of a shareholder proposal submitted outside the processes of Rule 14a-8 is considered untimely, this information is provided in the Proxy Statement under the above heading on pages 31 and 32.

2.	No Dissenters’ Rights

With respect to the question regarding Item 3 to Schedule 14A, Dissenters’ right of appraisal, the following section will be added in the Proxy Statement in Additional Information on page 30:

“No Dissenters’ Rights

Shareholders have no rights under Maryland law or each Fund’s Articles of Incorporation or the Amended and Restated By-Laws to exercise dissenters’ rights of appraisal with respect to any of the matters to be voted upon at the Meeting.”

NEW YORK    CHARLOTTE    CHICAGO    IRVING    LONDON    LOS ANGELES     PALO ALTO    WASHINGTON, DC    WWW.KATTENLAW.COM

LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN CORNISH LLP

A limited liability partnership including professional corporations

March 30, 2010

3.	Notice of Internet Availability of Proxy Materials

With respect to the question regarding Rule 14a-16, Internet Availability of Proxy Materials, the Funds follow the full set delivery option by complying with paragraph (n) of such section. Accordingly, under Rule 14a-16(n)(4), the Funds need not include the disclosures in its Notice of Internet Availability of Proxy Material that you referenced.

4.	Form of Directors’ Biographies

With respect to Item 22(b) of Schedule 14A, the Proxy Statement complies with Item 22(b) of Schedule 14A, instruction 3, which provides that the form of directors’ biographies can be furnished in either narrative form or in tabular form.

5.	Legal Proceedings

There are no material pending legal proceedings to which any director or nominee for director or affiliated person of such director or nominee is a party adverse to the Fund or any of its affiliated persons or has a material interest adverse to the Fund or any of its affiliated persons. Accordingly, no disclosure in the Proxy Statement is required.

6.	Director Qualifications

We believe that Item 22(b)(3)(i) of Schedule 14A is adequately addressed in the biographies of each director. We note that the disclosure required in such Item does not require disclosure related to directors’ committee memberships.

7.	Directors Considered “Interested Persons”

With respect to the question regarding the reasons why George R. Aylward is considered an “interested person” as set forth in the footnote on page 6, we have removed the language “among other things” and added also that he is an officer of the Adviser.

8.	Tax Fees

With respect to the question regarding Item 9(e)(3) of Schedule 14A, which requires the caption “Tax Fees” and related disclosures, such information was included on page 28 above the second paragraph of Audit-Related Fees, which describes the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning, and the nature of the services comprising the fees disclosed under this category, and we will add the caption “Tax Fees” above such paragraph.

March 30, 2010

9.	Audit Committee Policies and Procedures

With respect to the question regarding Item 9(e)(5) of Schedule 14A, the Funds pre-approval policies and procedures are disclosed on page 29 in the paragraph beginning “Each Audit Committee considered…,” and the paragraph states that pre-approval was not waived with respect to any of the services. However, to further clarify, we have added the following sentence to page 29 in that same paragraph:

“All Covered Services were pre-approved in accordance with the above procedures.”

***

The Funds acknowledge that: (i) should the U.S. Securities and Exchange Commission (the “Commission”) or the Commission staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing; (ii) the action of the Commission or the Commission staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosure in the Filing; and (iii) the Funds may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further comments or inquiries regarding the Proxy Statement to Daren Domina, Katten Muchin Rosenman LLP, 575 Madison Avenue, New York, New York 10022, (212) 940-6517.

Very truly yours,

/s/ Daren R. Domina

Daren R. Domina